SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G*

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2.

(Amendment No. 4 )*

Telanetix, Inc.
(Name of Issuer)
Common Stock, $.0001 par value per share
(Title of Class of Securities)
879180107
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐   Rule 13d-1(b)

☒   Rule 13d-1(c)

☐   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 879180107	13G	Page 2 of 7 pages

(1)	Names of Reporting Persons	ENABLE GLOBAL CAPITAL, LLC (FKA ENABLE CAPITAL MANAGEMENT, LLC)
(2)		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
(3)		SEC Use Only
(4)		Citizenship or Place of Organization	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	Sole Voting Power	16,210,241
	(6)	Shared Voting Power	0
	(7)	Sole Dispositive Power	16,210,241
	(8)	Shared Dispositive Power	0
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person		16,210,241
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)		☐
(11)	Percent of Class Represented by Amount in Row (9)		4.7%
(12)	Type of Reporting Person (See Instructions)		OO

CUSIP No. 879180107	13G	Page 3 of 7 pages

(1)	Names of Reporting Persons	ENABLE GROWTH PARTNERS, L.P.
(2)		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
(3)		SEC Use Only
(4)		Citizenship or Place of Organization	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	Sole Voting Power	0
	(6)	Shared Voting Power	13,830,825
	(7)	Sole Dispositive Power	0
	(8)	Shared Dispositive Power	13,830,825
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person		13,830,825
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)		☐
(11)	Percent of Class Represented by Amount in Row (9)		4.0%
(12)	Type of Reporting Person (See Instructions)		PN

CUSIP No. 879180107	13G	Page 4 of 7 pages

(1)	Names of Reporting Persons	MITCHELL S. LEVINE
(2)		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
(3)		SEC Use Only
(4)		Citizenship or Place of Organization	United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	Sole Voting Power	16,210,241
	(6)	Shared Voting Power	0
	(7)	Sole Dispositive Power	16,210,241
	(8)	Shared Dispositive Power	0
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person		16,210,241
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)		☐
(11)	Percent of Class Represented by Amount in Row (9)		4.7%
(12)	Type of Reporting Person (See Instructions)		IN

CUSIP No. 879180107	13G	Page 5 of 7 pages

Item 1(a).  Name of Issuer:

Telanetix, Inc.

Item 1(b).  Address of Issuer’s Principal Executive Offices:

11201 SE 8th Street, Suite 200
Bellevue, WA  98004

Item 2(a).  Names of Persons Filing:

Enable Global Capital, LLC (fka Enable Capital Management, LLC) (“EGC”)

Enable Growth Partners, L.P. (“EGP”)

Mitchell S. Levine

Item 2(b).  Address of Principal Business Office or, if none, Residence:

The business office of each reporting person is:

One Ferry Building, Suite 255
 San Francisco, CA 94111

Item 2(c).  Citizenship:

Reference is made to Item 4 of pages 2, 3 and 4 of this Schedule 13G (this “Schedule”), which Items are incorporated by reference herein.

Item 2(d).  Title of Class of Securities:

Common Stock, $.0001 par value per share

Item 2(e).  CUSIP Number:

879180107

Item 3.      If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

☐    (a)     Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

☐    (b)     Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

☐    (c)     Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

☐    (d)     Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

☐    (e)     An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

☐    (f)     An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

☐    (g)     A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

CUSIP No. 879180107	13G	Page 6 of 7 pages

☐    (h)     A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

☐    (i)     A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

☐    (j)     A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

☐    (k)     Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution on accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ________________

Item 4.     Ownership.

Reference is hereby made to Items 5-9 and 11 of pages 2, 3 and 4 of this Schedule, which Items are incorporated by reference herein.

The securities to which this Schedule relates (the “Securities”) are owned by certain investment limited partnerships, including EGP, and other client accounts, for which EGC serves as general partner and/or investment manager.  EGC, as EGP’s and those other accounts’ general partner and investment manager, and Mitchell S. Levine, as managing member and majority owner of EGC, may therefore be deemed to beneficially own these Securities owned by EGP and such other investment limited partnerships and client accounts for the purposes of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Act”), insofar as they may be deemed to have the power to direct the voting or disposition of these Securities.

Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that EGC or Mitchell S. Levine is, for any other purpose, the beneficial owner of any of the Securities and each of EGC and Mitchell S. Levine disclaims beneficial ownership as to the Securities, except to the extent of his or its pecuniary interests therein.

Under the definition of “beneficial ownership” in Rule 13d-3 under the Act, it is also possible that the individual general partners, executive officers, and members of the foregoing entities might be deemed the “beneficial owners” of some or all of the Securities insofar as they may be deemed to share the power to direct the voting or disposition of the Securities.  Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of the Securities, and such beneficial ownership is expressly disclaimed.

The calculation of percentage of beneficial ownership in Item 11 of pages 2, 3 and 4 of this Schedule was derived from the issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2010, in which the issuer stated that the number of shares of its common stock outstanding as of November 9, 2010 was 344,659,562 shares.

Item 5.     Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X].

Item 6.     Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

CUSIP No. 879180107	13G	Page 7 of 7 pages

Item 7.     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.     Identification and Classification of Members of the Group.

Not applicable.

Item 9.     Notice of Dissolution of Group.

Not applicable.

Item 10.    Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2011	ENABLE GLOBAL CAPITAL, LLC By: /s/ Mitchell S. Levine Mitchell S. Levine Its Managing Member
ENABLE GROWTH PARTNERS, L.P. By: Enable Global Capital, LLC, its General Partner By: /s/ Mitchell S. Levine Mitchell S. Levine Its Managing Member
MITCHELL S. LEVINE /s/ Mitchell S. Levine Mitchell S. Levine

EXHIBIT LIST

Exhibit A                      Joint Filing Undertaking

EXHIBIT A

JOINT FILING UNDERTAKING

The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule, as it may be amended, jointly on behalf of each of such parties.

Dated: February 11, 2011	ENABLE GLOBAL CAPITAL, LLC By: /s/ Mitchell S. Levine Mitchell S. Levine Its Managing Member
ENABLE GROWTH PARTNERS, L.P. By: Enable Global Capital, LLC, its General Partner By: /s/ Mitchell S. Levine Mitchell S. Levine Its Managing Member
MITCHELL S. LEVINE /s/ Mitchell S. Levine Mitchell S. Levine